SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Renal Care Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

759930
(CUSIP Number)

Check the following box if a fee is being paid with the statement:
[ ] A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
1
NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LAIDLAW INC.
     NOT APPLICABLE - CANADIAN


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (A)  [  ]
                                                   (B)   [X]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA


NUMBER OF              5     SOLE VOTING POWER
                             1,755,800
SHARES

BENEFICIALLY           6     SHARED VOTING POWER
                             0
OWNED BY EACH
                       7     SOLE DISPOSITIVE POWER
REPORTING                    1,755,800

PERSON WITH            8     SHARED DISPOSITIVE POWER
                             0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,755,800


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     N/A


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.35%


12   TYPE OF REPORTING PERSON*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
SCHEDULE 13G

Item 1.  (a)  Renal Care Group, Inc.
         (b)  2100 West End Avenue, Suite 800
              Nashville, Tennessee 37203

Item 2.  (a)  Laidlaw Inc.
         (b)  321 North Service Road
              Burlington, Ontario L7R 3Y8
         (c)  Canada
         (d)  Common
         (e)  759930

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or check whether the person filing is a: not applicable

Item 4.  (a)  1,755,800
         (b)  4.35%
         (c)  (i)    1,755,800
              (ii)   not applicable
              (iii)  1,755,800
              (iv)   not applicable

Item 5.  Ownership of Five Percent or Less of a Class
         If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [x]

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent
         Holding Company not applicable

Item 8. Identification and Classification of Members of the Group not applicable

Item 9.  Notice of Dissolution of Group
         not applicable

Item 10. Certification
         not applicable

                                      Signature

  After reasonably inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 1998

                                                Ivan R. Cairns